# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Esquire Financial Holdings, Inc., CIK 0001531031
CUSIP: 29667J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 JERICHO QUADRANGLE, 100 JERICHO QUADRANGLE, JERICHO, New York (NY), 11753
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000814133-20-000039
Filed by CIK 0000814133

## Reporting persons
- WASATCH ADVISORS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 352,814; shared voting power 0; sole dispositive power 366,186; shared dispositive power 0; aggregate amount beneficially owned 366,186 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Esquire Financial Holdings, Inc.
Address of issuer's principal executive offices: 100 JERICHO QUADRANGLE, 100 JERICHO QUADRANGLE, JERICHO, NEW YORK, 11753

## Item 2. Person Filing
Name of person filing: Wasatch Advisors LP
Address of principal business office or, if none, residence: 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 366,186
Percent of class: 4.3
Sole power to vote or to direct the vote: 352,814
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 366,186
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WASATCH ADVISORS LP: Mike Yeates, CEO (08/14/2025)